PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(3)
To Prospectus dated May 6, 2025	Registration No. 333-274606

KINDLY MD, INC.

2,059,811 Shares of Common Stock Issuable Upon Exercise of Previously Issued Warrants

and

82,310 Shares of Common Stock

This prospectus supplement updates and supplements the information contained in the prospectus dated May 6, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-274606), as amended, with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on May 12, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by Kindly MD, Inc., a Utah corporation, of up to 2,059,811 shares of common stock underlying the tradeable warrants (the “Tradeable Warrants”), the non-tradeable warrants (the “Non-tradeable Warrants”) and the representative’s warrants (the “Representative’s Warrants” and, together with the Tradeable Warrants and the Non-tradeable Warrants, the “Warrants”) previously issued by us in our initial public offering that closed on June 3, 2024. We are not selling any shares of our common stock in this offering, and, as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus. All of the net proceeds from the sale of our common stock will go to the holders of the Warrants. Upon exercise of the Warrants, however, we will receive proceeds from the exercise of such Warrants if exercised for cash.

The Prospectus and the prospectus supplement also relate to the resale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of 82,310 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to the Prospectus.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “KDLY” and our Tradeable Warrants are listed under the symbol “KDLYW.” The last reported sale price of our common stock on Nasdaq on May 9, 2025 was $3.90 per share and the last reported sale price of our Tradeable Warrants on Nasdaq on May 9, 2025 was $0.4939 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 12, 2025

Kindly MD, Inc.

(Exact name of registrant as specified in its charter)

001-42103	84-3829824
(Commission File Number)	(IRS Employer Identification Number)

5097 South 900 East, Suite 100, Salt Lake City, UT	84117
(Address of Principal Executive Offices)	(Zip Code)

(385) 388-8220
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	KDLY	The Nasdaq Stock Market LLC
Tradeable Warrants to purchase shares of Common Stock, par value $0.001 per share	KDLYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On May 12, 2025, Kindly MD, Inc. (“Kindly” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kindly Holdco Corp, a Delaware corporation and a direct, and wholly owned subsidiary of Kindly (“Merger Sub”), Nakamoto Holdings Inc., a Delaware corporation (“Nakamoto”), and Wade Rivers, LLC, a Wyoming limited liability company. Capitalized terms used in this Current Report on Form 8-K (“Current Report”) but not otherwise defined herein have the meanings given to them in the Merger Agreement.

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Nakamoto (the “Merger”), with Nakamoto continuing as the surviving entity (the “Surviving Entity”) and a wholly-owned subsidiary of Kindly, and as a result of which the holders of Nakamoto Class A and Class B common stock (other than shares held in treasury or by dissenting stockholders) will receive an aggregate 22.3 million shares of Kindly MD common stock (the “Kindly Common Stock”) based on a price per share of $1.12. Shares of Merger Sub common stock will be converted into shares of common stock of the surviving corporation. No fractional shares will be issued; instead, cash will be paid in lieu of fractional shares.

On May 11, 2025, the board of directors of Kindly (the “Kindly Board”), and the board of directors of Nakamoto (the “Nakamoto Board”) unanimously approved the Merger Agreement. The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including (i) stockholder approval of the Merger, PIPE Financing (as defined below) and related transactions, including approval of the issuance of Kindly Common Stock in connection with the Merger and the Financings (as defined below) pursuant to the rules of Nasdaq, approval of an equity incentive plan in the form reasonably agreed to by Nakamoto and approval of an amended and restated charter in the form reasonably agreed to by Nakamoto, (ii) filing and mailing of a definitive information statement filed with the Securities and Exchange Commission (the “SEC”), (iii) the shares of Kindly Common Stock to be issued pursuant to the Merger Agreement and the PIPE Financing having been approved for listing on Nasdaq, (iv) Kindly shall be eligible to register the Kindly Common Stock to be issued to the Subscribers (as defined below), the Investor (as defined below), and the stockholders of Nakamoto (the “Nakamoto Stockholders”) for resale by such holders on a shelf registration statement on Form S-3 promulgated under the Securities Act of 1933, as amended (“Securities Act”) (v) subject to specified materiality standards, the accuracy of the representations and warranties of the other parties; and (vi) the performance by the other parties in all material respects with all obligations required to be performed under the Merger Agreement at or prior to the date (the “Closing Date”) of the closing of the transactions contemplated by the Merger Agreement (the “Closing”). The Merger Agreement may be terminated under certain circumstances, including by mutual consent, failure to obtain required approvals, or a material breach by either party.

The Merger Agreement contains customary representations and warranties of the parties. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of Kindly’s business between the date of the signing of the Merger Agreement and the earlier of Closing (as defined in the Merger Agreement) and the termination of the Merger Agreement and (ii) the efforts of the parties to cause the Merger to be completed, including obtaining all approvals, consents, clearances, registrations, permits, authorizations and other confirmations from any third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement contains certain termination rights for the parties, including (i) by mutual written consent; (ii) by either party if the Merger shall not have been consummated by November 14, 2025; (iii) by either party if a permanent injunction has been issued or other law has been enacted prohibiting or making illegal the Merger; (iv) by either party if the required Kindly stockholder approval is not obtained within seven business days after signing; (v) by Kindly if (A) Nakamoto has breached its representations or covenants in a way that causes a condition to closing to fail or, (B) if prior to receipt of Nakamoto stockholder approval, Nakamoto effected a Merger Partner Board Recommendation Change; (vi) by Nakamoto if (A) Kindly has breached its representations or covenants in a way that causes a condition to closing to fail or, (B) if prior to receipt of Kindly stockholder approval, Kindly effected a Public Company Board Recommendation Change; (vii) by either party upon certain material breaches of the other party; (viii) by either party upon receipt of a Superior Proposal prior to receipt of the applicable stockholder approval and subject to certain obligations; and (ix) by Nakamoto if Kindly enters into bankruptcy, receivership or other similar proceedings. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, Kindly may be required to pay Nakamoto a termination fee of $2.5 million, plus the aggregate amount of proceeds received by Kindly in respect of any exercises of any Public Company Warrants. Nakamoto may be required to pay Kindly a termination fee of $2.5 million.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated by reference herein. The foregoing summary of the Merger Agreement does not purport to be complete, has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by reference to the full text and the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about Kindly, Nakamoto, Merger Sub and the other parties or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Kindly, Nakamoto, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Kindly’s public disclosures.

Shareholder Support Agreement

On May 12, 2025, Kindly, Nakamoto, and certain stockholders of Kindly entered into a Support Agreement (the “Support Agreement”) in connection with the Merger, pursuant to the Merger Agreement.

Under the Support Agreement, each signing stockholder has agreed, among other things, to:

●	Vote all shares of Kindly Common Stock beneficially owned by such stockholder in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, and against any alternative acquisition proposals;

●	Not transfer, sell, pledge, or otherwise dispose of any shares of Kindly Common Stock during the period from the execution of the Support Agreement until the earlier of the consummation of the Merger or the termination of the Merger Agreement, subject to certain limited exceptions (such as transfers to affiliates or family members, or for estate planning purposes, provided the transferee agrees to be bound by the Support Agreement);

●	Grant an irrevocable proxy to Nakamoto to vote such shares in accordance with the Support Agreement if the stockholder fails to do so;

●	Not enter into any other voting agreements or grant any proxy or power of attorney with respect to such shares that would be inconsistent with the Support Agreement; and

●	Permit the Company and Nakamoto to disclose the stockholder’s identity, ownership, and commitments under the Support Agreement in public filings and other disclosures as necessary in connection with the merger.

The Support Agreement will terminate upon the earliest of (1) the valid termination of the Merger Agreement, (2) the effective time of the Merger, or (3) the date a Public Company Board Recommendation Change or a Merger Partner Board Recommendation Change is made.

The form of Shareholder Support Agreement is filed as Exhibit 10.1 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Shareholder Support Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreement

Prior to Closing, each of the directors, officers, and certain shareholders of Kindly and Nakamoto will enter into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with Kindly. Pursuant to the Lock-Up Agreements, each such party will agree that the shares of Kindly Common Stock (including securities convertible into or exercisable or exchangeable for Kindly Common Stock) held by them or received in connection with the Merger will be subject to transfer restrictions, subject to certain exceptions.

The form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the terms of which are incorporated by reference herein.

Equity PIPE Subscription Agreement

Contemporaneously with the execution of the Merger Agreement, certain investors (the “Subscribers”) entered into a subscription agreement (collectively, the “Subscription Agreements”) with Kindly in an aggregate amount of $510 million, pursuant to which Kindly agreed to issue, and the Subscribers agreed to purchase, shares of Kindly Common Stock at a purchase price of $1.12 per share and/or pre-funded warrants to purchase shares of Kindly Common Stock (the “Pre-Funded Warrants”), in a private placement (the “PIPE Financing”). The PIPE Financing will be issued in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

The net proceeds from the PIPE Investment are intended to be used by Kindly to purchase Bitcoin and for working capital and general corporate purposes.

The Closing of the PIPE Investment is contingent upon, and will occur substantially concurrently with, the Closing of the Merger and the satisfaction or waiver of customary closing conditions. The Subscribers’ obligation to close is also subject to their consent to any amendments, modifications, or waivers to the terms of the Merger Agreement that would reasonably be expected to materially and adversely affect the economic benefits the Subscribers would reasonably expect to receive under the Subscription Agreement, among other customary closing conditions.

Pursuant to the Subscription Agreements, Kindly has agreed to use commercially reasonable efforts to file with the SEC, within thirty (30) calendar days after the consummation of the PIPE Financing, a registration statement registering the resale of the shares of Kindly Common Stock and any shares issuable upon exercise of the Pre-Funded Warrants (the “Registrable Securities”). Kindly shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after filing, but no later than the 60th calendar day (or 90th calendar day if the SEC notifies Kindly that it will review the registration statement) following the Closing. Kindly is also obligated to maintain the effectiveness of the registration statement for a period ending on the earlier of (A) the date the Subscriber ceases to hold any Registrable Securities, (B) the date all Registrable Securities held by the Subscriber may be sold without restriction under Rule 144, or (C) three years from the effective date of the registration statement.

Each Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (1) such date and time as the Merger Agreement is validly terminated in accordance with its terms; (2) the mutual written agreement of the respective parties to terminate such agreement; (3) if any of the conditions to closing are not satisfied or capable of being satisfied on or prior to the Closing and, as a result, the transactions contemplated by the Subscription Agreement will not be or are not consummated at Closing; or (4) at the election of the Subscriber, on or after November 14, 2025.

The form of Subscription Agreement is filed as Exhibit 10.3 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Subscription Agreement and the terms of which are incorporated by reference herein.

Secured Convertible Debenture Purchase Agreement

On May 12, 2025, Kindly entered into a Secured Convertible Debenture Purchase Agreement (the “Debenture Purchase Agreement”) with YA II PN, Ltd., an investment fund managed by Yorkville Advisors (the “Investor”), under which the Company agreed to sell and issue to the Investor a secured convertible debenture (the “Convertible Debenture”) in aggregate principal amount of $200.0 million (the “Principal Amount”) in exchange for cash or bitcoin equal to 96% of the Principal Amount (the “Debt Financing”). The Company expects to close the issuance of the Convertible Debenture in connection with the Merger, subject to customary closing conditions. The Convertible Debenture will be issued in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

The Convertible Debenture bears interest at a rate of 0.00% per annum for the first two years, and 6.00% per annum for the third year and is payable on the third year anniversary of the issuance date of the Convertible Debenture (the “Maturity Date”) or earlier redemption date. The interest rate will increase to a rate of 18.0% per annum upon the occurrence and during the continuance of an event of default under the Convertible Debenture. The Convertible Debenture will be secured by Bitcoin having a value of not less the $400 million.

The Convertible Debenture provides that the Investor may convert all or any portion of the principal amount of the Convertible Debenture, together with any accrued and unpaid interest thereon, at an initial conversion price of $2.80 (the “Fixed Price”), which is subject to a one-time, downward only reset equal to 130% of the volume weighted average price reported by Bloomberg as of the last trading day prior to the date of effectiveness of the registration statement with respect to the resale of the Kindly Common Stock issuable upon conversion of the Convertible Debenture or, if the Company has an effective shelf registration statement on Form S-3, on the Closing Date, subject to a $2.00 floor price. The Investor is not permitted to convert the Convertible Debenture to the extent that the shares of Kindly Common Stock deliverable upon conversion thereof would exceed 19.99% of the Company’s outstanding shares immediately prior to executing the Debenture Purchase Agreement (the “Exchange Cap”) without prior stockholder approval.

The Company has the right to redeem the Convertible Debenture if (i) the volume-weighted average price of the Common Stock is less than the Fixed Price and it provides the Investor at least 10 trading days’ notice, or (ii) the volume-weighted average price of the Common Stock is equal to or greater than $4.50 and it provides the Investor at least 30 trading days’ notice, and in each case, at a redemption price equal to 101.5% of the principal amount redeemed plus accrued and unpaid interest thereon if redeemed within the first twelve months, 103.0% if redeemed between twelve and twenty-four months, and 105.0% if redeemed between twenty-four and third-six months (the “Payment Premium”). Following such notice and prior to the respective redemption, the Investor shall have the right to elect to convert all or any portion of the outstanding principal plus all accrued and unpaid interest, plus the Payment Premium.

The Convertible Debenture includes customary covenants and events of default that are typical for transactions of this type and certain affirmative and negative covenants. The closing of the Debt Financing is subject to customary closing conditions, in addition to: (1) the consummation of the Merger and the Investor’s consent to any amendments, modifications, or waivers to the terms of the Merger Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Investor, (2) the approval of Kindly’s stockholders for the issuance of the shares in excess of the Exchange Cap pursuant to the Debt Financing, and (3) the completion of a common equity financing of at least $500.0 million.

Pursuant to the Debenture Purchase Agreement, Kindly has agreed to certain obligations to register and maintain the registration of the secured convertible debenture and the shares of Kindly Common Stock underlying the debenture, including that, on or before the Closing Date, Kindly and the Investor will execute and deliver a Registration Rights Agreement. Under this agreement, Kindly shall be required to provide certain registration rights under the Securities Act and applicable state securities laws for the resale of the secured convertible debenture and the shares of Kindly Common Stock issuable upon conversion of the debenture.

The Debenture Purchase Agreement may be terminated and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) August 31, 2025.

At closing, in connection with the issuance of the Notes, (i) Kindly and YA II PN, Ltd., as collateral agent, will enter into a Pledge and Security Agreement, and (ii) Kindly will enter into a Bitcoin Escrow Account Control Agreement. In addition, a global guaranty agreement will be entered into by certain subsidiaries of Kindly in favor of the Investor. In addition, Kindly will issue 3.0 million unregistered shares of its Common Stock to the Investor as fee shares, and will pay a one-time due diligence and structuring fee, as well as reimburse the Investor for certain legal expenses.

The form of Secured Convertible Debenture Purchase Agreement is filed as Exhibit 10.4 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Secured Convertible Debenture Purchase Agreement and the terms of which are incorporated by reference herein.

Registration Rights Agreement

On the Closing Date, the Company will enter into a Registration Rights Agreement (the “RRA”) with the Nakamoto Stockholders pursuant to which, among other things, and subject to certain limitations set forth therein, certain Holders have customary demand registration rights and the Company is obligated to prepare and file a registration statement registering the offer and sale of all of their Kindly Common Stock.

In addition, pursuant to the Registration Rights Agreement, Mr. Bailey will have the right to require the Company, subject to certain limitations set forth therein, to effect a distribution of any or all of their shares of Kindly Common Stock by means of an underwritten offering. The Company is not obligated to effect any underwritten offering unless the dollar amount of Mr. Bailey’s registrable securities is reasonably likely to result in gross sale proceeds of at least $25 million. The RRA also provides the Nakamoto Stockholders with certain customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Company’s right to delay or withdraw a registration statement under certain circumstances.

The form of RRA is filed as Exhibit 10.5 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of RRA and the terms of which are incorporated by reference herein.

Assignment Assumption Agreement

Concurrently with the Closing, each of Kindly, Nakamoto, and BTC Inc will enter an Assignment and Assumption Agreement with Novation (the “Assignment Assumption Agreement”). Pursuant to the Assignment Assumption Agreement, Nakamoto will assign to Kindly all of its rights and delegate all of its obligations under that certain marketing agreement between Nakamoto and BTC INC., dated as of May 12, 2025 (the “Assigned Contract”). Kindly will accept the assignment and agree to assume and perform all obligations of Nakamoto under the Assigned Contract from and after the effective date of the Assignment Assumption Agreement.

Under the Assigned Contract, BTC Inc provides comprehensive advertising and marketing services to Nakamoto and includes certain put and call rights for the parties. As part of the novation, BTC Inc will release Nakamoto from all further obligations under the Assigned Contract arising on or after the effective date and agree to substitute Kindly as a party to the Assigned Contract in place of Nakamoto. The Assignment Assumption Agreement provides that the per share price for any equity consideration to be issued under the Assigned Contract will be equal to the price per share of Kindly Common Stock issued in the PIPE Financing (the “PIPE Price Per Share”). The aggregate consideration to be received by the stockholders of BTC Inc upon exercise of any call or put rights under the Assigned Contract (i) will not exceed 600.0 million shares of Kindly Common Stock and (ii) will be calculated based on an industry standard multiple, not to be less than 10, of the earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of BTC Inc and its subsidiaries, with such EBITDA to equal or exceed $4,500,000, divided by the PIPE Price Per Share, as determined by a mutually agreed upon investment bank.

The Assignment Assumption Agreement includes customary representations and warranties from each of Nakamoto and Kindly regarding their authority and capacity to enter into the agreement, the status of the Assigned Contract, and the absence of outstanding liabilities as of the effective date. The parties also agreed to mutual indemnification for breaches of the agreement, subject to customary exceptions and limitations.

The form of Assignment Assumption Agreement is filed as Exhibit 10.6 to this Current Report, and the Assigned Contract is filed as Exhibit 10.7 to this Current Report, and the foregoing descriptions thereof are each qualified in its entirety by reference to the full text of the form of Assignment Assumption Agreement and Assigned Contract, respectively, the terms of which are incorporated by reference herein.

Promissory Note

On the May 12, 2025, Kindly and its affiliates entered into a non-interest-bearing promissory note (the “Promissory Note”) in favor of BTC Inc. (“Lender”) in the principal amount of up to $1.75 million. The Promissory Note will be issued in connection with the Merger Agreement. Under the terms of the Promissory Note, the Lender may make advances to the Company in an aggregate principal amount not to exceed $1.75 million, with individual advances capped at $350,000 in any calendar month. Advances may be requested by the Company in writing prior to September 30, 2025, and are subject to satisfaction of certain conditions precedent, including the delivery of a monthly budget satisfactory to the Lender and the absence of any default.

The Promissory Note matures on the earliest of (i) November 14, 2025, (ii) the Closing Date (as defined in the Merger Agreement), (iii) the termination of the Merger Agreement, or (iv) the date upon which the obligations become due by required prepayment, declaration, acceleration, demand, or otherwise. The Company may prepay the Promissory Note in whole or in part at any time without premium or penalty, upon at least five business days’ notice. In addition, the Company is required to make mandatory prepayments from the proceeds of any exercise of Public Company Warrants (as defined in the Merger Agreement), up to the outstanding principal amount.

The Promissory Note is secured by an all assets Pledge and Security Agreement, dated as of May 12, 2025, by and among Kindly and its affiliates and the Lender. Proceeds of the Promissory Note are to be used for general corporate purposes consistent with the monthly budget approved by the Lender, and may not be used to purchase or carry “margin stock” as defined under Regulation U of the Board of Governors of the Federal Reserve System. The Company is subject to customary affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, creation of liens, mergers or consolidations, formation or acquisition of subsidiaries, and requirements to provide financial reporting and operational information, monthly budgets, and variance reports to the Lender.

The Promissory Note includes customary events of default, such as non-payment, breach of covenants, false representations or warranties, bankruptcy or insolvency events, and other events that would permit the Lender to terminate its obligations under the Merger Agreement. Upon an event of default, the outstanding principal becomes immediately due and payable, and the Lender may exercise rights of set-off and other remedies.

The Promissory Note is filed as Exhibit 10.8 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Promissory Note, the terms of which are incorporated by reference herein. The Pledge and Security Agreement is filed as Exhibit 10.9 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Promissory Note, the terms of which are incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 of this Current Report with respect to the Debenture Purchase Agreement and the Convertible Debenture is hereby incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sale of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference herein, to the extent applicable. The securities of Kindly that may be issued in connection with the Merger, Debt Financing and PIPE Financing will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On May 12, 2025, Kindly and Nakamoto issued joint press release announcing the entry into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In addition, on May 12, 2025, Kindly posted an investor presentation to its website at www.kindlymd.com under the tab “Events and Presentations” related to the Merger. A copy of the investor presentation is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, will not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
2.1†	Merger Agreement, dated as of May 12, 2025, by and between Kindly, Merger Sub, Nakamoto and Wade Rivers LLC
10.1	Form of Shareholder Support Agreement, dated as of May 12, 2025, by and between Kindly and certain stockholders of Kindly
10.2	Form of Lock-up Agreement
10.3†	Form of Equity PIPE Subscription Agreement, dated as of May 12, 2025, by and between Kindly and certain investors party thereto
10.4†	Secured Convertible Debenture Purchase Agreement, dated as of May 12, 2025, by and between Kindly and YA II PN, Ltd.
10.5†	Form of Registration Rights Agreement, by and among Kindly and the stockholders of Nakamoto Holdings, Inc.
10.6†	Form of Assignment and Assumption Agreement
10.7†+	Marketing Services Agreement, dated May 12, 2025, by and between Nakamoto Holdings, Inc. and BTC Inc.
10.8†	Promissory Note, dated May 12, 2025, by and between Kindly MD, Inc. and BTC Inc.
10.9†	Pledge and Security Agreement, dated May 12, 2025, by and among Kindly and its affiliates and BTC, Inc.
99.1	Press Release, dated as of May 12, 2025
99.2	Investor Presentation
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

+	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Kindly will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

Additional Information and Where to Find It

In connection with the Merger, PIPE Financing and Debt Financing (collectively, the “Transactions”), Kindly intends to file with the SEC an information statement, in preliminary and definitive form (the “information statement”), and Kindly will file other documents regarding the Transactions with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE INFORMATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY KINDLY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KINDLY AND NAKAMOTO, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

A definitive information statement will be mailed to shareholders of Kindly. Investors will be able to obtain free copies of statement, as may be amended from time to time, and other relevant documents filed by Kindly with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Kindly, including the information statement (when available), will be available free of charge from Kindly’s website at www.kindlymd.com under the “Investors” tab.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this report that address activities, events or developments that Kindly or Nakamoto expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, PIPE Financing and Debt Financing, the expected closing of the proposed Transactions and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including the management team and board of directors of the combined company and expected use of proceeds from the Transactions, and any future acquisitions, including post-closing transactions contemplated between the combined company and BTC Inc and/or UTXO, LLC. Information adjusted for the proposed Transactions should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this report. These include the risk that Kindly and Nakamoto businesses (which may include the businesses of BTC Inc and/or UTXO in the future, as applicable) will not be integrated successfully and the risk that Kindly or the applicable governing bodies of BTC Inc and/or UTXO may not pursue or approve the terms of an acquisition of BTC Inc and/or UTXO; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the possibility that shareholders of Kindly may not approve the issuance of new shares of Kindly common stock in the Transactions or that shareholders of Kindly may not approve the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the merger agreement, the subscription agreements of the convertible debt purchase agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the parties do not receive regulatory approval of the Transactions; the occurrence of any other event, change, or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; the risk that changes in Kindly’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Kindly and Nakamoto to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Kindly and Nakamoto’s operating results and business generally; the risk the Transactions could distract management from ongoing business operations or cause Kindly and/or Nakamoto to incur substantial costs; the risk that Kindly may be unable to reduce expenses or access financing or liquidity; the impact of any related economic downturn; the risk of changes in governmental regulations or enforcement practices; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Kindly’s and Nakamoto’s control, including those detailed in Kindly’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q, Current Reports on Form 8-K, and such other documents of Kindly filed, or to be filed, with the SEC that are or will be available on Kindly’s website at www.Kindly.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that Kindly and Nakamoto believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither Kindly or Nakamoto undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunder duly authorized.

KINDLY MD, INC.

Dated: May 12, 2025	By:	/s/ Tim Pickett
Tim Pickett
Chief Executive Officer